
January 4, 2023

Jun Yoon
Chief Financial Officer
Structure Therapeutics Inc.
611 Gateway Blvd., Suite 223
South San Francisco, CA 94080

> **Re: Structure Therapeutics Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted December 5, 2022**
> **CIK No. 0001888886**

Dear Jun Yoon:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Cover Page

1. Disclose on your cover page whether your offering is contingent upon final approval of your NASDAQ listing application. Please ensure the disclosure is consistent with your underwriting agreement.

Prospectus Summary, page 1

2. Please disclose whether you plan to conduct the Phase 2 trials for ANPA-0073 in the US or in another country.

Our Pipeline and Programs, page 4

3.   We note your use of the term "significant unmet medical needs" here and elsewhere in the document. Such a term might imply that your candidates are eligible for fast track designation or priority review granted by the FDA for products that treat certain serious unmet medical needs. Please remove your use of this term throughout or otherwise please explain why you believe use of this term is appropriate.

Business, page 120

4.   Please revise the Business section, where appropriate, to present your plans for the Phase 1b multiple ascending dose trial in GSBR-1290. In this regard, we note your Summary disclosure indicates that in September 2022 you received FDA allowance for the IND associated with this trial. Also discuss your current plans for the Phase 2 trial for ANPA-0073.

Initial Public Offering Participation Rights, page 198

5.   We note your response to prior comment 3. Prior to effectiveness, please revise the prospectus, where appropriate, to disclose whether the shares will be offered as part of the public offering or in separate private placement.

Principal Shareholders, page 200

6.   Please revise to identify the natural person(s) with voting and/or dispositive control over the shares held by ERVC Healthcare IV, L.P. and XX-I SHT Holdings Limited.

You may contact Vanessa Robertson at 202-551-3649 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Patrick Loofbourrow